

April 28, 2016

Mail Stop 4631

<u>Via E- Mail</u>
Sergey Gandin
President and Director
Arma Services, Inc.
7260 W. Azure Drive, Suite 140-928
Las Vegas, NV 89130

> **Re:** **Arma Services, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 8, 2016**
> **File No. 333-202398**

Dear Mr. Gandin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Dilution of the Price You Pay for Your Shares, page 12</u>

1.   We have read your revision related to comment 1 in our letter dated December 14, 2015. It is not clear how you have calculated the Increase in net tangible book value per share, Net tangible book value after offering per share and Dilution to investors per share, under the 75%, 50% and 25% levels of proceeds. Please revise to correct these numbers as of the most recent balance sheet date and also ensure that any textual disclosures accompanying such revisions are appropriate, including the risk factor on page 8.

Consent, page F-2

2.   Please have your current auditors provide an appropriately updated consent as a separate exhibit that also refers to the appropriate Registrant. See Item 601(b)(23) of Regulation S-K.

January 31, 2016 Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-15

Revenue Recognition, page F-15

3.   We note the $600 in revenue recognized for the three months ended January 31, 2016 for providing event management services. Please revise to disclose the specific nature of the services and how each revenue recognition criterion as described herein has been met. Refer to ASC 605-10-S99-1.

        You may contact Jenn Do (Staff Accountant) at 202-551-3743 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Craig Slivka (Special Counsel) at 202-551-3729 with any other questions.

                                                Sincerely,

                                                /s/ Craig Slivka, for

                                                Pamela Long
                                                Assistant Director
                                                Office of Manufacturing and
                                                Construction

cc: Diane J. Harrison, Esq.
        Harrison Law, P.A.